Exhibit 1.02

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of M/A-COM Technology Solutions Holdings, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as “3TG,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which 3TG are necessary to their functionality or production. “Conflict Minerals” are any 3TGs determined to be financing conflict in the Covered Countries.

Product Description:

The Company’s products are high-performance analog semiconductor solutions for use in wireless and wireline applications across the radio frequency, microwave and millimeterwave spectrum, including integrated circuits, multi-chip modules, power pallets and transistors, diodes, switches and switch limiters, passive and active components and complete subsystems. Most of these products use 3TG. For the most up-to-date information about the Company’s products, the facilities used to process the necessary 3TG in those products, and the country of origin of the necessary 3TG and any known Conflict Minerals in those products, please refer to the Company’s EICC Templates which are available at the Company’s Internet website under “Sustainability, Quality & Reliability.”

Due Diligence:

The Company utilized the measures discussed below to exercise due diligence on the source and chain of custody of any 3TG used by it for the Reporting Period, which it believes conform to the due diligence framework promulgated by the Organization for Economic Cooperation and Development (collectively, its “RCOI Analysis”).

The Company adopted a company-wide conflict minerals policy, publicly accessible at http://www.macom.com/files/live/sites/ma/files/contributed/aboutMacom/documents/MTSI-CM-Policy-Final%202013-Sept.pdf, which has been communicated to its supply base. In parallel, the Company implemented a system to monitor chain of custody and facilitate traceability of 3TG in its supply chain, and defined the scope of its Conflict Minerals due diligence by identifying and reaching out to its suppliers that provide raw materials or components that may contain 3TG. The Company has engaged with these suppliers by communicating to them the standards and principles of supply chain sustainability that it requests from and expects of them and by attempting to gather related information from them. Conflict Minerals questionnaires were sent to relevant suppliers, responses were tracked and recorded, in some cases with further follow-up queries as the Company deemed appropriate. Additionally, the Company asked those suppliers to provide diligence-related data using its conflict minerals reporting spreadsheet, which is based on the well-known and widely used conflict minerals reporting template developed and provided by the Electronic Industry Citizenship

Coalition (“EICC”). The results of those inquiries were reviewed, in some cases with additional follow-up as deemed appropriate by the Company, and the data provided was compiled into an aggregate EICC template for the Company. The Company periodically updates its EICC template and makes it publicly available on the “Sustainability, Quality & Reliability” web page of its Internet website. Risk assessment was also conducted through confidential discussions with suppliers and 3TG representations and disclosure requirements incorporated into many of the Company’s supplier contracts.

Based on the Company’s RCOI Analysis, the Company has concluded that many of its products include 3TG necessary to their functionality or production, and therefore are subject to the reporting obligations of Rule 13p-1. Despite having conducted a good faith RCOI Analysis, and although through the date of this Report none of our suppliers have confirmed that any of the 3TG used in our Products originated in a Covered Country, we have not yet received full responses from all our suppliers. Accordingly, the Company has been unable to determine the origin of all of the 3TG used in its products to date, and thus has concluded that its supply chain is “DRC conflict undeterminable” for the Reporting Period. Due to the breadth and complexity of the Company’s products and its supply chain and the fact that many of its suppliers are not U.S. publicly-traded companies, it will take time for many suppliers to verify the origin of all of the minerals used in their supply chain and by extension, in the Company’s supply chain. As the Company continues to employ its supply chain due diligence processes and tools described above, and continues to educate its supply chain regarding 3TG and Conflict Minerals, it hopes to further enhance transparency in its supply chain.

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